Exhibit 99.1

Alabama State University Launches Draganfly Drone Technology Course

The eight-week virtual course provides an introduction to unmanned aerial vehicles and explores advanced topics including regulations, airspace operations, and navigation

Los Angeles, CA. June 21, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Alabama State University (“ASU”) is offering the Draganfly Drone Technology Course through ASU’s Division of Continuing Education.

Draganfly’s experienced team is sharing their vast industry knowledge with a variety of ASU faculty members and students. The program provides an introduction to unmanned aerial vehicles (UAVs) and explores advanced topics including regulations, airspace operations, and navigation.

“Being able to learn from the experts at Draganfly is an incredible opportunity. As more businesses and governments turn to drones, it is crucial for us to understand how to meet their needs effectively,” said O’Nesha Burke, an ASU student and recipient of the Draganfly Drone Pilot Scholarship.

Draganfly’s Drone Technology Course includes a Federal Aviation Administration (“FAA”) Part 107 drone preparation course. To fly drones under the FAA’s Small Unmanned Aircraft Systems (UAS) Rule (Part 107), a Remote Pilot Certificate must be obtained. The certificate demonstrates that pilots understand the regulations, operating requirements, and procedures for safely flying drones.

As of May 31, 2022, FAA data claims that more than 865,000 drones have been registered and over 280,000 remote pilots have been certified.

“As drone demand continues to rise, so does the need for technologically-proficient workers. We are grateful for the opportunity to further expand our partnership with ASU and provide a robust technology program that properly prepares students for the future,” said Cameron Chell, President and CEO of Draganfly.

“Following the success of the Drone Pilot Training Program last year, we are thrilled to be working with Draganfly once again to provide industry-leading drone education,” said Dr. Quinton T. Ross Jr., President of ASU. “Draganfly continues to ensure our students have the knowledge and skills required for a rewarding career in the rapidly growing drone space.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Alabama State University

Founded in 1867, ASU is a comprehensive, regional institution offering students from across the nation and around the globe a world-class education. ASU’s learning experiences are holistic and are designed to develop intellectual, as well as social, moral, cultural and ethical values. ASU graduates are equipped with the skills, insights, attitudes and practical experiences that will enable them to become well-rounded, contributing citizens, fully qualified to take their places in their chosen professions and in service to humanity.

For more information about Alabama State University, visit www.alasu.edu.

Media Contact

Kenneth Mullinax, Director, Media Relations & Public Information
Email: kmullinax@alasu.edu

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Draganfly Drone Technology Course. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.